NO ACT

1E
10-2-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09012741

November 12, 2009

Received SEC
NOV 1 2 2009
Washington, DC 2054

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-12-2009

Dean J. Paranicas
Vice President,
Corporate Secretary and Public Policy
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

Re: Becton, Dickinson and Company
Incoming letter dated October 2, 2009

Dear Mr. Paranicas:

This is in response to your letters dated October 2, 2009 and November 4, 2009 concerning the shareholder proposal submitted to BD by Kenneth Steiner. We also have received letters on the proponent's behalf dated October 6, 2009, November 5, 2009 and November 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Becton, Dickinson and Company
Incoming letter dated October 2, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of BD's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that BD may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by BD seeking approval of a bylaw amendment to permit holders of 25% of BD's outstanding shares to call a special shareholder meeting. You also represent that the proposal and the bylaw amendment sponsored by BD directly conflict because they include different thresholds for the percentage of shares required to call special shareholder meetings. You indicate that the proposal and the matter sponsored by BD present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if BD omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which BD relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Becton, Dickinson and Company (BDX)
Kenneth Steiner's Rule 14a-8 Proposal

Ladies and Gentlemen:

The lite company November 4, 2009 no action supplement provided no evidence or exhibit of anything the board purportedly approved on November 3, 2009. This further compounds the sparse October 2, 2009 information on the proposed company action.

At this point there is no way to know whether the company has introduced limitations in its proposal that would make it moot. For instance the board action may involve a special meeting proposal that applies to a narrow time window between annual meetings and excludes the usual topics considered at special meetings.

Therefore it is requested that the Staff reply letter at least be postponed until the company provides detailed information in a preliminary proxy.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Dean Paranicas <Dean_J_Paranicas@bd.com>
Corporate Secretary

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Becton, Dickinson and Company (BDX)
Kenneth Steiner's Rule 14a-8 Proposal

Ladies and Gentlemen:

The lite company November 4, 2009 no action supplement provided no evidence or exhibit of anything the board purportedly approved on November 3, 2009. This further compounds the sparse October 2, 2009 information on the proposed company action.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Dean Paranicas <Dean_J_Paranicas@bd.com>
Corporate Secretary

1 Becton Drive
Franklin Lakes, NJ 07417-1880
tel: 201-847-6800
www.bd.com

BD
Helping all people
live healthy lives

November 4, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

This letter supplements our no-action request dated October 2, 2009 (the "No-Action Request") (a copy of which is attached hereto), whereby we requested that the staff of the Office of Chief Counsel (the "Staff") confirm that it would not recommend enforcement action if, in reliance on Rule 14a-8(i)(9), Becton, Dickinson and Company, a New Jersey corporation ("BD") excludes from its proxy materials (collectively, the "2010 Proxy Materials") for its 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting") a certain shareholder proposal and supporting statement (the "Proposal") submitted on August 24, 2009 by Kenneth Steiner (the "Proponent"), with John Chevedden as his proxy. The Proposal requests that BD's Board of Directors "...take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

In the No-Action Request, we indicated that BD was considering submitting a proposal for a shareholder vote at its 2010 Annual Meeting to amend BD's By-Laws to allow shareholders who hold 25% of BD's outstanding shares the right to call a special meeting of shareholders (the "Amendment") and that, if BD decided to seek shareholder approval of the Amendment at its 2010 Annual Meeting, the Amendment would directly conflict with the Proposal. We further indicated we would duly notify the Staff following a determination as to whether BD would submit the Amendment for shareholder approval at the 2010 Annual Meeting. We wish to inform the Staff that on November 3, 2009, BD's Board of Directors approved the Amendment for submission to BD's shareholders at the 2010 Annual Meeting.

The Amendment and the Proposal directly conflict because they include different thresholds for the percentage of shares required to call special shareholder meetings. Specifically, the Amendment calls for a 25% ownership threshold, which clearly conflicts with the Proposal's request for a 10% ownership threshold. Therefore, for the reasons set forth in the No-Action Request, the Proposal is properly excludable under Rule 14a-8(i)(9). Accordingly, we respectfully reiterate our request that the Staff concur that it will take no action if BD excludes the Proposal from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and Mr. Chevedden . Please call the undersigned at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. I also may be reached by e-mail at *dean_j_paranicas@bd.com*, or by fax at (201) 847-5583.

Respectfully yours,

Dean J. Paranicas
Vice President,
Corporate Secretary and Public Policy

Attachments

cc w/ att: Mr. Kenneth Steiner
Mr. John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

October 6, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Becton, Dickinson and Company (BDX)
Rule 14a-8 Proposal by Kenneth Steiner
Special Shareholder Meeting

Ladies and Gentlemen:

This responds to the contradictory October 2, 2009 no action request. The company opines "if BD decides to seeks shareholder approval [of its own proposal]." This "if" statement is under the heading (at the top of page two) about a potential ruel 14a-8 proposal conflict with a hypothetical company proposal. The text under this same heading concludes on page three with another "if" statement about a hypothetical company proposal.

The company fails to cite any precedent where a no action request was decided based on a company "if" statement concerning a hypothetical company proposal.

The company fails to cite any text in the rule 14a-8 proposal which explicitly cites any "no-votes" received by Cathy Minehan in 2009.

The company fails to cite any text in the company proxy which explicitly states that Cathy Minehan's 2008 election was based on a majority vote standard or that the company had a majority vote standard in 2008.

The company incorrectly claims that text in the proposal is "irrelevant" which could thankfully prevent a violation of the rule 14a-8 provision concerning duplicate proposals on the same topic as this proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Dean Paranicas <Dean_J_Paranicas@bd.com>
Corporate Secretary

1 Becton Drive
Franklin Lakes, NJ 07417-1880
tel: 201-847-6800
www.bd.com

BD
Helping all people live healthy lives

October 2, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Becton, Dickinson and Company, a New Jersey corporation ("BD"), is filing this letter with respect to a certain shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), with John Chevedden as his proxy, on August 24, 2009 (a copy of the Proposal, together with related correspondence between BD and, respectively, the Proponent and Mr. Chevedden, are attached hereto as Appendix A), for inclusion in the proxy materials (the "2010 Proxy Materials") BD intends to distribute in connection with its 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting").

We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8(i)(9), BD excludes the Proposal in its entirety from its 2010 Proxy Materials. If the Staff does not concur with BD's request to exclude the entire Proposal in reliance on Rule 14a-8(i)(9), then, alternatively, we request that the Staff require the Proponent to revise the Proposal to remove or revise certain statements discussed below that are excludable under Rule 14a-8(i)(3).

The Proposal

The Proposal requests that BD's Board of Directors "...take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

Statement of Reasons to Exclude the Entire Proposal

The Proposal may be excluded under Rule 14a-8(i)(9) because it would directly conflict with a company proposal

A company may properly exclude a proposal from its proxy materials under Rule 14a-8(i)(9) "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018 (May 21, 1998, n. 27).*

Neither BD's Restated Certificate of Incorporation nor its By-Laws currently contains a provision that permits shareholders to call a special meeting of shareholders. BD is considering submitting a proposal for a shareholder vote at its 2010 Annual Meeting to amend BD's By-Laws to allow shareholders who hold 25% of BD's outstanding shares the right to call a special meeting of shareholders (the "Amendment"). If BD decides to seek shareholder approval of the Amendment at its 2010 Annual Meeting, the Amendment will directly conflict with the Proposal's request that BD's Board of Directors amend the By-Laws to give holders of 10% of the shares outstanding the power to call a special shareholder meeting. We will duly notify the Staff following a determination as to whether BD will submit the Amendment for shareholder approval at the 2010 Annual Meeting.

The Staff has consistently stated that, where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9), noting in several instances that presenting both matters for a vote could produce inconsistent and ambiguous results.[1] If BD determines to seek shareholder approval

---

[1] *See H.J. Heinz Company* (avail. Apr. 23, 2007) (the Staff concurred with exclusion of a shareholder proposal requesting that Heinz adopt simple majority voting when Heinz planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *H.J. Heinz Company* (avail. May 29, 2009) ("*Heinz II*") (the Staff concurred with exclusion of a shareholder proposal requesting that Heinz amend its bylaws and each appropriate governing document to give holders of 10% of Heinz's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since Heinz represented that it would seek shareholder approval of a bylaw amendment to permit holders of 25% of Heinz's outstanding common stock to call a special shareholder meeting); *EMC Corporation* (avail. Feb. 24, 2009) (the Staff concurred with exclusion of a shareholder proposal requesting that EMC amend its bylaws and each appropriate governing document to give holders of 10% of EMC's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since EMC represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of EMC's outstanding common stock to call a special shareholder meeting); *International Paper Company* (avail. Mar. 17, 2009) (the Staff concurred with exclusion of a shareholder proposal requesting that International Paper amend its bylaws and each appropriate governing document to give holders of 10% of International Paper's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since International Paper represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of its outstanding common stock to call a special shareholder meeting); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (the Staff concurred with exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of Gyrodyne's shares eligible to vote at that meeting because it conflicted with a company

of the Amendment, then the instant facts will be substantially similar to the facts in *EMC, Heinz II, International Paper* and *Gyrodyne.* The Proposal requests a 10% ownership threshold; the Amendment would, if submitted and approved, institute a 25% ownership threshold. As was the case in the cited no-action letters, the Proposal and the Amendment will directly conflict, as BD cannot institute a share ownership threshold required to call a special meeting of the shareholders that is at once 10% and 25%. Submitting both proposals to shareholders at the 2010 Annual Meeting will, therefore, present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results.

Therefore, if BD decides to submit the Amendment for shareholder approval at the 2010 Annual Meeting, the Proposal is properly excludable under Rule 14a-8(i)(9) because the Amendment and the Proposal will directly conflict.

Statements of Reasons to Exclude Portions of the Proposal

Portions of the Proposal may be excluded under Rule 14a-8(i)(3) because they are false and misleading

If the Staff does not concur that BD may exclude the Proposal in its entirety for the reasons discussed above, BD believes that certain supporting statements contained in the Proposal may properly be excluded from the 2010 Proxy Materials under Rule 14a-8(i)(3) because they are contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements. The Staff has recognized that a proposal or portions of a proposal may properly be excluded under Rule 14a-8(i)(3) as false or misleading because a factual statement is materially false and misleading, or if a statement directly or indirectly impugns a person's character, integrity or personal reputation without foundation. *See Staff Legal Bulletin No. 14B (September 15, 2004) §B.4.*

We believe the following statements therefore should be properly excluded or revised:

- *Cathy Minehan also received 10-times as many no-votes as 8 other BDX directors.*
- *This was compounded by the fact that under our obsolete governance Ms. Minehan needed only one yes-vote from our 240 million shares to be elected.*[2]

---

proposal seeking shareholder approval of a bylaw amendment requiring the holders of at least 30% of the shares to call such meetings); and *AT&T Inc.* (avail. Feb. 23, 2007) (the Staff concurred with exclusion of a shareholder proposal seeking to amend AT&T's bylaws to require the board to obtain shareholder ratification of any severance agreement with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus target bonus, because it conflicted with a company proposal seeking prior shareholder approval of certain future severance agreements or employment agreements with severance provisions).

[2] It also should be noted that the Proponent voluntarily agreed through Mr. Chevedden to the withdrawal of a statement identical to this latter statement that was initially contained in a version of the Proposal included in BD's 2009 proxy materials.

These statements are false and misleading because they implicitly refer to voting in connection with the 2009 Annual Meeting. In fact, Ms. Minehan did not stand for election or re-election by the shareholders in 2009, and, when she stood for election by the shareholders in 2008, only four other directors, not eight, also stood for re-election. The second statement also represents a misleading account of BD's corporate governance in suggesting that Ms. Minehan would serve as a director if she received "only one yes-vote." In fact, as set forth in detail on pages A-6 and A-7 of BD's 2009 proxy statement, BD's Board has adopted a policy whereby any nominee in an uncontested director election who receives more votes "withheld" from his or her election than votes "for" his or her election must offer to submit his or her resignation following the shareholder vote. As such, these statements violate Rule 14a-9 and are thus excludable under Rule 14a-8(i)(3).

A portion of the Proposal may be excluded under Rule 14a-8(i)(3) because it violates the proxy rules

In addition to a proposal, Rule 14a-8(d) permits a shareholder to submit for inclusion in a company's proxy statement an "accompanying supporting statement." However, in his submission, the Proponent includes the following statement:

> *Please contact me if you plan to submit a shareholder proposal for the 2011 annual meeting so that we can avoid submitting the same topic.*

This statement is entirely irrelevant to the matter raised in the Proposal, so it can in no way be considered part of a "supporting statement" as that term is used in Rule 14a-8(d). Instead, this statement represents a blatant attempt by the Proponent to use BD's 2010 Proxy Materials to communicate with other shareholders to coordinate efforts with respect to BD's 2011 Annual Meeting and thereby avoid the prospect of having the Proponent's own future proposal or proposals be excluded from BD's 2011 proxy materials under Rule 14a-8(i)(11) for being substantially duplicative of another proposal. Because this statement is outside the scope of what is permitted under the proxy rules, it should be excludable under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, BD respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, BD excludes from its 2010 Proxy Materials the Proposal in its entirety. In the alternative, BD respectfully requests that the Staff require the Proponent to revise the Proposal to remove or revise any statements that would violate Rule 14a-9 and/or be excludable under Rule 14a-8(i)(3). If the Staff does not concur with either of BD's positions, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

BD expects to file its definitive 2010 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about December 21, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before BD files its definitive 2010 Proxy Materials. Accordingly, the Staff's prompt review of this request would be greatly appreciated.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin no. 14C, we are enclosing herewith a copy of the Proposal and correspondence between BD and, respectively, the Proponent and Mr. Chevedden. Because this request will be submitted electronically pursuant to guidance found on the Commission's website, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this submission is being sent simultaneously to the Proponent and Mr. Chevedden as notification of BD's intention to omit from its 2010 Proxy Materials either the Proposal in its entirety or the statements in question. This letter constitutes BD's statement of the reasons it deems the omission of the Proposal or the omission or revision of the statements in question to be proper.

Please call the undersigned at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. I also may be reached by e-mail at *dean_j_paranicas@bd.com*, or by fax at (201) 847-5583.

Respectfully yours,

Dean J. Paranicas
Vice President,
Corporate Secretary and Public Policy

Attachments

cc w/ att: Mr. Kenneth Steiner
Mr. John Chevedden

APPENDIX A

**The Proposal and related correspondence
between BD and, respectively,
the Proponent and John Chevedden**

Rule 14a-8 Proposal (BDX)
olmsted to: Dean Paranicas 08/24/2009 06:09 PM
Cc: Jeffrey Sherman, Linda Stewart

History: This message has been replied to.

Mr. Paranicas,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

cc:
Kenneth Steiner

CCE00000.pdf

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Dean Paranicas
Corporate Secretary
Becton, Dickinson and Company (BDX)
1 Becton Dr
Franklin Lakes, NJ 07417
Phone: 201 847-6800
PH: 201-847-7102
FX: 201-847-5583
FX: 201-847-5305, - 6775

Rule 14a-8 Proposal

Dear Mr. Paranicas,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Kenneth Steiner

8-18-09
Date

[BDX: Rule 14a-8 Proposal, August 24, 2009]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

Forty-six (46) proposals on this topic averaged 56%-support in 2009 – including our impressive 60%-support at the 2009 annual meeting. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

Statement of Kenneth Steiner

The merits of this Special Shareowner Meetings proposal should be considered in the context of improvements needed in our company's corporate governance and individual director performance. For instance in 2009 the following governance and performance issues were identified:

- Director Cathy Minehan's husband was a managing director at Goldman, Sachs, which, together with its affiliates provided investment banking and financial services to BDX – conflict of interest concern.
- Cathy Minehan also served on our Board's Audit Committee.
- Cathy Minehan also received 10-times as many no-votes as 8 other BDX directors.
- This was compounded by the fact that under our obsolete governance Ms. Minehan needed only one yes-vote from our 240 million shares to be elected.
- Plus Ms. Minehan will not be subject to a shareowner vote until 2011.
- Three directors each owned less than 501 shares:
  - Claire Fraser-Liggett
  - Adel Mahmoud
  - Marshall Larson

Additionally:

- We had an 80% shareowner vote requirement which could prevent us from obtaining a profitable offer for our stock.
- Our company did not have an Independent Chairman.
- This was compounded by the 22-years of director tenure for Henry Becton, our Lead Director and chairman of our Nomination committee – Independence concern.
- Total CEO annual pay was $24 million and we, as shareowners, did not have the opportunity to cast an advisory vote on this $24 million paycheck.
- Plus the same Henry Becton was on our executive pay committee.
- Some directors will have 3-year terms until 2011.

The above concerns shows there is need for improvement. Please contact me if you plan to submit a shareholder proposal for the 2011 annual meeting so that we can avoid submitting the same topic. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email* FISMA & OMB Memorandum M-07-16 ***

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Tel: 201-847-7102
Fax: 201-847-5305
Email: dean_j_paranicas@bd.com

BD
Helping all people
live healthy lives

VIA OVERNIGHT COURIER AND WAIVE SIGNATURE

September 1, 2009

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Special Shareowner Meetings

Dear Mr. Steiner:

I am writing to notify you of deficiencies with respect to the above-referenced shareholder proposal, which we received on August 24, 2009. Specifically, Rule 14a-8(b), the text of which is enclosed herewith as Annex A, provides that a shareholder proponent must have continuously held for at least one year by the date the proposal is submitted at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting, coupled with a written statement that the proponent intends to continue ownership of the shares through the date of the company's annual or special meeting.

While you make reference in your cover letter and in the notes accompanying your proposal to your intention to continue to hold the "required stock value" of the common stock of Becton, Dickinson and Company (the "Company") through the date of the Company's annual meeting, you do not appear on the Company's stock records as an owner of record of Company common stock, and the Company has not received proof of your beneficial ownership of the Company's securities as required by Rule 14a-8 of the Securities Exchange Act of 1934. A shareholder proponent must prove his or her eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Rule 14a-8(f) allows a company to exclude a proposal if a proponent fails to comply with the procedural or eligibility requirements of Rule 14a-8(b). In order to remedy the deficiencies noted above, you must provide the Company with proof of your beneficial ownership required by Rule 14a-8(b) within 14 calendar days following your receipt of this notice. Failure to do so will permit the Company to exclude your proposal from the Company's proxy materials.

Very truly yours,

Dean J. Paranicas

Enclosure

cc: Mr. John Chevedden

Annex A

Rule 14a-8(b) of the Securities Exchange Act of 1934

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Re: Rule 14a-8 Proposal (BDX)
Dean J Paranicas to: olmsted 09/01/2009 05:45 PM
Cc: Patricia Walesiewicz

Mr. Chevedden- As requested by Mr. Steiner, I acknowledge receiving on August 24 the below e-mail and Mr. Steiner's faxed copy of his transmittal letter and proposal. I also attach a deficiency letter I sent today to Mr. Steiner.

Dean Paranicas

Kenneth Steiner Letter.pdf

BD

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
Tel.: (201) 847-7102
Fax: (201) 847-5305
E-mail: dean_j_paranicas@bd.com

olmsted Mr. Paranicas, Please see the attached Rule 14... 08/24/2009 06:09:29 PM

From: *** FISMA & OMB Memorandum M-07-16 ***
To: Dean Paranicas <Dean_J_Paranicas@bd.com>
Cc: Jeffrey Sherman <Jeffrey_Sherman@bd.com>, Linda Stewart <Linda_Stewart@bd.com>
Date: 08/24/2009 06:09 PM
Subject: Rule 14a-8 Proposal (BDX)

Mr. Paranicas,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

cc:
Kenneth Steiner

[attachment "CCE00000.pdf" deleted by Dean J Paranicas/FLKS/BDX]

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Tel: 201-847-7102
Fax: 201-847-5305
Email: dean_j_paranicas@bd.com

BD
Helping all people
live healthy lives

VIA OVERNIGHT COURIER AND WAIVE SIGNATURE

September 1, 2009

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Special Shareowner Meetings

Dear Mr. Steiner:

I am writing to notify you of deficiencies with respect to the above-referenced shareholder proposal, which we received on August 24, 2009. Specifically, Rule 14a-8(b), the text of which is enclosed herewith as Annex A, provides that a shareholder proponent must have continuously held for at least one year by the date the proposal is submitted at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting, coupled with a written statement that the proponent intends to continue ownership of the shares through the date of the company's annual or special meeting.

While you make reference in your cover letter and in the notes accompanying your proposal to your intention to continue to hold the "required stock value" of the common stock of Becton, Dickinson and Company (the "Company") through the date of the Company's annual meeting, you do not appear on the Company's stock records as an owner of record of Company common stock, and the Company has not received proof of your beneficial ownership of the Company's securities as required by Rule 14a-8 of the Securities Exchange Act of 1934. A shareholder proponent must prove his or her eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Rule 14a-8(f) allows a company to exclude a proposal if a proponent fails to comply with the procedural or eligibility requirements of Rule 14a-8(b). In order to remedy the deficiencies noted above, you must provide the Company with proof of your beneficial ownership required by Rule 14a-8(b) within 14 calendar days following your receipt of this notice. Failure to do so will permit the Company to exclude your proposal from the Company's proxy materials.

Very truly yours,

Dean J. Paranicas

Enclosure

cc: Mr. John Chevedden

Annex A

Rule 14a-8(b) of the Securities Exchange Act of 1934

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Rule 14a-8 Broker Letter (BDX)
olmsted to: Dean Paranicas 09/15/2009 09:52 AM

History: This message has been forwarded.

Mr. Paranicas,
Please see the attached broker letter.
Sincerely,
John Chevedden

cc: Kenneth Steiner

CCE00000.pdf

DJF

DISCOUNT BROKERS

Date: 15 Sept 2009

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ISMA & OMB Memorandum M-07-16 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 600 shares of Becton Dickinson; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/16/99, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323